THE SAGEMARK COMPANIES LTD.
                     1285 Avenue of the Americas, 35th Floor
                            New York, New York 10019
                      phone 212.554.4219 - fax 212.554.4258

                                 August 2, 2005


The United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 First Street, N.E.
Washington, D.C. 20549

Attn:  Jeffrey P. Riedler, Esq., Assistant Director
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        Re:      The Sagemark Companies Ltd.
                 Registration Statement on Form SB-2
                 File No. 333-123032
                 -------------------

Dear Mr. Riedler:

         Pursuant to Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended, The Sagemark Companies Ltd. (the "Company") hereby requests that the subject Registration Statement on Form SB-2 be declared effective by order of the Commission at 3:00 PM on the date hereof (i.e., August 2, 2005), or as soon thereafter as possible.

         This will confirm that the final Prospectus to be filed with the Securities and Exchange Commission pursuant to Rule 424 of the Commission's rules and regulations will reflect the correction to footnote No. 88 to the table of selling stockholders which you discussed with our counsel.

         Furthermore, the Company hereby acknowledges that:

              1. Should the Commission, or the staff of the Commission acting pursuant to its delegated authority, declare the subject Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the subject Registration Statement; and

              2. the action of the Commission, or the staff of the Commission acting pursuant to its delegated authority, in declaring the subject Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the subject Registration Statement; and

              3. the Company may not assert the action of the Commission in declaring the subject Registration Statement effective as a defense to any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

The United States Securities and Exchange Commission
August 2, 2005
Page 2


         The Company is also aware that the Division of Enforcement has access to all information the Company provides to the staff of the Division of Corporate Finance in connection with its review of the subject Registration Statement or in response to its comments with respect thereto.

         Thank you for your courtesies in this matter.



                                       Very truly yours,


                                       THE SAGEMARK COMPANIES LTD.

                                       /s/ THEODORE B. SHAPIRO
                                       -----------------------------------------
                                       Theodore B. Shapiro
                                       President, Chief Executive Officer, and
                                       Agent for Service